Exhibit 99.1

NUVEI CORPORATION

TO:	Autorité des marchés financiers (Québec) British Columbia Securities Commission Alberta Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick) Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities (Northwest Territories) Nunavut Securities Office

RE:	Report of Voting Results pursuant to section 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”)

Following the annual and special meeting of shareholders of Nuvei Corporation (the “Corporation”) held on May 27, 2022, and in accordance with section 11.3 of Regulation 51-102, we hereby advise you of the following voting results obtained at the meeting:

1.	Election of Directors

The six (6) nominees for directors proposed by management of the Corporation were elected by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast for each nominee were as follows:

Nominees	Percentage of Votes For	Percentage of Votes Withheld
Philip Fayer	99.52%	0.48%
Michael Hanley	97.80%	2.20%
David Lewin	96.64%	3.36%
Daniela Mielke	97.87%	2.13%
Pascal Tremblay	97.41%	2.59%
Samir Zabaneh	99.99%	0.01%

2.	Appointment of Auditors

PricewaterhouseCoopers LLP, chartered accountants, were appointed as auditors of the Corporation by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Withheld
99.95%	0.05%

3.	Arrangement Resolution

The special resolution, a copy of which is reproduced in its entirety under “Schedule A-1” attached to the Corporation’s management information circular dated April 14, 2022 (the “Circular”), in respect of the plan of arrangement effecting amendments to the articles of amalgamation (as amended) of the Corporation, was passed by the required majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Against
98.14%	1.86%

4.	Ordinary Resolution to amend By-Laws

The ordinary resolution, a copy of which is reproduced in its entirety under “Schedule B-1” attached to the Circular, confirming certain amendments to the Corporation’s general by-law, was passed by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Against
98.14%	1.86%

***

DATED May 27, 2022.

NUVEI CORPORATION
per:	(s) David Schwartz
Name: David Schwartz Title: Chief Financial Officer